Direct Dial: (212) 912-7439

February 7, 2006

Susan Block

Attorney-Adviser

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Re:	The National Collegiate Funding LLC

Amendment no. 2 to Registration Statement on Form S-3

Filed January 10, 2006

File No. 333-128413

Dear Ms. Block:

We have received and reviewed your comment letter to Amendment Number 2 to the Registration Statement on Form S-3 of our client The National Collegiate Funding LLC filed on January 10, 2006. This cover letter and the enclosed revised filing responds to the points raised in your letter in addition to providing you with the supplemental information requested by several comments. As discussed with the Staff, we are requesting acceleration of the effectiveness of this Registration Statement to not later than the close of business on Thursday, February 9, 2006. A copy of the Request for Acceleration is enclosed.

We have enclosed both clean and marked copies of the entire filing, including both the base prospectus and the prospectus supplement to show changes from the last reviewed filing. References below to page numbers are to the clean version.

General

Comment:

1.

We note your response to our prior comment 1 and that you will file all agreements as soon as practicable after a transition closes. Please confirm that you will file your agreements as promptly as possible and be in compliance with 1934 Act reporting requirements.

Response:

We will file all agreements that are required to be filed with the Securities and Exchange Commission as soon as possible after a transaction closes. The sponsor confirms that it will be in compliance with 1934 Act reporting requirements.

Prospectus Supplement

Summary of Terms, pages S-2

Comment:

2.	We are still considering your responses to our prior comments 3 and 4 and may have further comment.

Response:

As discussed with the Staff, we have deleted all references to the grantor trust and grantor trust certificates in the form of prospectus supplement and base prospectus. The revisions appear throughout the marked copy.

Non-Offered Securities, page S-4

Comment:

3.	We note your response to our prior comment 5 and your revision. It appears to us that the A-IO certificates are offered certificates too. Please clarify here as well.

Response:

The language appearing on page S-4 referenced in Comment 3 above and prior Comment 5 has been deleted.

Base Prospectus

Reports to Security holders, page 69

Comment:

4.

We note your response to our prior comment 18. Your servicing agreement should be updated to comply with Regulation AB and Item 1122. For instance, we note section 5.7 of your servicing agreement with PHEAA filed as Exhibit 10.4. Refer to Exchange Act Rule 15d-18 and Item 1122 of Regulation AB. Please provide us with a copy of an updated agreement, marked to show changes to comply with Regulation AB.

Response:

A form of servicing agreement that has been updated to comply with Regulation AB has been filed with Amendment Number 3 to the Registration Statement as Exhibit Number 10.4 and a copy is enclosed with this letter. As discussed with the Staff, since the agreement is a new form of servicing agreement no marked copy is available. Please note specifically section 7.08.

As discussed with the Staff, a letter has been sent today to the Secretary of the Securities and Exchange Commission requesting the withdrawal of the Request for Confidential Treatment, dated January 10, 2006, which related to certain portions of the prior servicing agreement with PHEAA. We have enclosed a copy of the withdrawal letter with this letter.

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Please contact Tristan W. Fleming at (212) 912-8304 or the undersigned at (212) 912-7439 with any other questions.

Sincerely yours, /s/ Lauris G. L. Rall
Lauris G. L. Rall
Thacher Proffitt & Wood LLP

cc: Rolaine Bancroft